[LETTERHEAD OF SCHULTE ROTH & ZABEL LLP]

May 2, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gary Todd

Re:	Ames True Temper, Inc. Form 10-K for the fiscal year ended October 1, 2005 Filed December 22, 2005 File No. 333-118086

Dear Mr. Todd:

On behalf of Ames True Temper, Inc. (the ‘‘Company’’), we have set forth below the responses of the Company to the comment letter of the staff (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) dated April 7, 2006 (the ‘‘Comment Letter’’) with respect to the above-referenced Form 10-K of the Company. For your convenience, the Company has set forth below the Staff's comments, in italics, followed by the Company's responses thereto.

Form 10-K for the fiscal year ended October 1, 2005

Note 8. Goodwill and Other Intangibles, page 49

1.	We reference your response to prior comment six in our letter dated February 7, 2006. We see that you used an income based model to assess whether any impairment existed in your trade name intangible asset at the end of fiscal year 2005. You indicated that the periods of economic contribution and discount rate was comparable to those used in the goodwill impairment test and that you determined that no impairment existed in the trade names. Describe more specifically the updated and reassessed assumption, including the bases therefore. Also describe why you believe the model continues to be appropriate. That is in light of the significant goodwill impairment, please explain in more detail the basis for your conclusion that the trade names are not impaired.

As described in our previous response dated March 9, 2006, in performing an impairment test of the trade names at the end of fiscal 2005, the Company updated the income-based model that was developed by a third party valuation firm to determine the fair value of the trade names as of the June 2004 acquisition date. This model is commonly known as the ‘‘Relief from Royalty’’ model, and utilizes royalty rates as a percentage of net sales to contemplate a fair value for the trade names, attributing value to a trade name based on the savings in royalties that result from trade name ownership. In addition to the fair market royalty rate, two other key independent variables used in the ‘‘Relief from Royalty’’ model are the sales projections (against which the fair market royalty rate is applied to calculate royalty savings) and the discount rate used to discount the after-tax royalty savings to net present value.

During fiscal 2005, the Company’s net sales increased in line with the projections for the trade names used in the valuation performed as of June 2004. Furthermore, in the future projections used to perform the impairment test of the trade names at the end of fiscal 2005, the Company anticipates increased net sales. In addition, the Company reassessed the assumptions regarding fair market royalty rates and discount rate. The Company concluded that based on current known and expected factors, the appropriate royalty rates and discount rate appropriate for use in the 2005 impairment analysis were comparable to those used in the June 2004 valuation of trade names. Therefore, based on the projected increase in net sales and the comparable royalty rates and discount rate no impairment of trade names was necessary.

Securities and Exchange Commission
May 2, 2006

Form 8-K dated February 10, 2006

2.	We see that you present ‘‘adjusted EBITDA,’’ a non-GAAP measure, within the headline of your press released furnished on Form 10-K. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. Under that Item, you must include a presentation with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP. Please appropriately revise future filings.

The Company presents ‘‘adjusted EBITDA,’’ as it is a key covenant for compliance with our senior secured credit facility. The Company will appropriately revise future filings to conform to Item 2.02 of Form 8-K.

Please do not hesitate to contact Eric Aumen at (717) 730-2933 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ James Nicoll
James Nicoll

cc:	Kristin Lochhead, Securities and Exchange Commission
David Nuti, Ames True Temper, Inc.
Eric Aumen, Ames True Temper, Inc.
Troy Bryce, Ames True Temper, Inc.
Alan Lilholt, Ernst & Young LLP
Michael Littenberg, Schulte Roth & Zabel LLP